EXHIBIT 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entity

Subsidiaries	Place of Incorporation
Smart Share International Limited	Hong Kong
Zhixiang Investment Co., Ltd.	PRC
Zhixiang Technology (Shanghai) Co., Ltd.	PRC
Zhisheng Technology (Tianjin) Co., Ltd.	PRC
Zhilang Technology (Tianjin) Co., Ltd.	PRC
Zhitong (Xinyi) Technology Co., Ltd.	PRC
Variable Interest Entity
Shanghai Zhixiang Technology Co., Ltd.	PRC